EXHIBIT 1.01

CONFLICT MINERALS REPORT

STANDEX INTERNATIONAL CORPORATION

This Conflict Minerals Report of Standex International Corporation (the “Company,” “we,” “us,” or “our”) for calendar year 2020 is filed in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

Rule 13p-1 was adopted by the Securities and Exchange Commission ("SEC") to implement the reporting and disclosure requirements relating to Conflict Minerals in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act was adopted because the mining of Conflict Minerals in the Democratic Republic of the Congo, Angola, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania and Zambia (each a “Covered Country”) was attributed to funding activities of violence in this region.

Under Rule 13p-1, disclosure requirements apply to an SEC registrant if any Conflict Minerals are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured during the calendar year covered by the report. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold. If the registrant has reason to believe that any such necessary Conflict Minerals may have originated in a Covered Country, or it is unable to determine the country of origin of the Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals' source and chain of custody. A Conflict Minerals Report includes a description of those due diligence measures.

Company Overview and Description of Products Covered by this Report.

The Company is a manufacturer of industrial products and provider of services for diverse industrial market segments. Our operating business units are aggregated and organized for reporting purposes into five segments. Our five reporting segments and products manufactured by each of those segments are:

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Specialty Solutions Segment – refrigerated and heated merchandising display cases, rotary vane pumps used in beverage and fluid handling applications, hydraulic cylinders for dump trailer and truck, waste hauling and aviation services industries; and, in certain circumstances, “wet kits” consisting of hydraulic cylinders together with hydraulic pumps and associated peripherals.

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Engraving Segment - engraved rolls, plates, processing and specialized tools, and machinery for engraving textures onto various materials, as well as specialized tooling used to manufacture absorbent cores for the disposable hygiene industry; the Engraving Group is largely a service organization whereby it provides design and texturization of molds for toolmakers and manufactures very few products;

●	Engineering Technologies Segment - spinning, heat treating, machining and other fabrication of metal alloy parts for application in aerospace, oil and gas, medical and other industries;

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Electronics Segment - switches, electrical connectors, sensors, toroids, planars, relays, inductors, electrical assemblies and magnetic components for industrial, aerospace and defense, automotive and consumer product applications; and

●	Scientific Segment - refrigeration solutions for storage of medical and scientific materials including but not limited to vaccines, pharmaceuticals, and laboratory and test specimens,

(all of the foregoing referred to collectively as “Products”).

Conflict Minerals are found in all categories of our Products in each of our five reporting segments during the 2020 calendar year. For example, tin and gold are found in the motors (tin) and power cords (tin and gold) used to power components in refrigerated and heated display cases and scientific storage solutions. Tin is also found in the bronze metal used in the manufacture of our hydraulic cylinders and in the solder used in our electronics products which include substantially all our reed switches, relays, sensors, electrical assemblies, and magnetic components. Tungsten and tantalum are found in some of our engineering technologies products, such as weld wire and machined parts for power generation and aviation equipment and in some engraving equipment such as embossing rolls and plates.

Conflict Minerals Policy Statement

Standex’s Conflict Minerals Policy Statement is publicly available on our website at www.standex.com. Information on our website shall not be deemed incorporated into, or to be a part of, this Report.

Reasonable Country of Origin Inquiry (“RCOI”)-Engagement of Source Intelligence

Our RCOI consisted of the following activities: (a) identification of relevant suppliers; (b) collection of data and information from those suppliers; (c) review and assessment of the data and information collected; and (d) determination of whether further due diligence is required.

For calendar 2020, we identified approximately 767 direct suppliers that supplied products or materials to us that may contain Conflict Minerals. We then engaged Source Intelligence, an internationally known expert on responsible sourcing and provider of RCOI services (“Source Intelligence”). The RCOI process followed by Source Intelligence is described further below. Despite having conducted a good faith RCOI through Source Intelligence, we were unable to determine with reasonable assurance the source of all the necessary Conflict Minerals contained in all our Products.

RCOI Process Utilized by Source Intelligence

Use of CMRT

To complete the RCOI required by the SEC Final Rule, Source Intelligence engaged Standex’s suppliers to collect information about the presence and sourcing of tantalum, tin, tungsten and gold (3TG) used in the products and components supplied to Standex. The program utilized the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (CMRT). Only CMRT’s version 5.01, or higher were accepted. Suppliers were offered two options to submit the required information, either by uploading the CMRT in MS Excel format or by completing an online survey version of this template directly in the Source Intelligence platform. In certain cases, if a supplier was unable to complete on the platform, Standex or Source Intelligence uploaded the CMRT on its behalf.

Supplier Engagement

Standex provided Source Intelligence with at least one method of contact for each Tier 1 supplier designated as in-scope (email address and telephone number). Email was the preferred method of communication. The RCOI began with an introduction email from Standex to suppliers describing the Conflict Minerals Compliance Program (CMCP) requirements and identifying Source Intelligence as a partner in the process. The initial email also included links to the Source Intelligence Learning Center where additional information and training was offered. Following that introductory email, Source Intelligence sent an email to suppliers containing a registration and survey request link for the on-line data collection platform.

Subsequent engagement followed these steps:

●	Following the initial introductions to the program and information request, up to 4 reminder emails were sent to each non-responsive supplier requesting survey completion.
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Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Escalation

If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by Standex. Specifically, Standex contacted these suppliers by email to request their participation in the program. Source Intelligence followed up with an email in a timely manner.

New Information Cut-off

In recognition that the information requested can take time to collect and aggregate, suppliers were given a final deadline of May 1, 2021 to provide information about the metal processors present in their supply chains for the 2020 reporting year.

Information Requested

Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. Suppliers who had already performed a RCOI through the use of the CMRT were asked to upload this document into the Source Intelligence system or to provide this information in the online survey version.

Where a supplier was unable to provide a CMRT, Source Intelligence requested information on its suppliers of products or components which may require 3TG for their production or functionality. These Tier 2 suppliers, and subsequent tiers of suppliers as needed, were then engaged following the contact procedures explained above. When contact information was provided, Tier 2 and beyond suppliers were contacted up to 3 times via email or phone in order to build a chain-of-custody back to the 3TG SOR. Every effort was made to address and meet the concerns of suppliers regarding their need to maintain the confidentiality of their data. In order to address this concern, Source Intelligence executed non-disclosure agreements with Standex suppliers when requested.

Standex chose to give their suppliers the ability to share information at a level with which they were most comfortable, i.e. company, product or user-defined, but the declaration scope had to be specified. Suppliers were requested to provide an electronic signature before submitting their data to Standex to verify that all answers submitted were accurate to the best of the supplier’s knowledge, but the suppliers were not required to provide an electronic signature to submit their data.

Quality Assurance

Supplier responses were evaluated by Source Intelligence for plausibility, consistency, and gaps. If any of the following “quality control” (QC) flags were raised, suppliers were automatically contacted by the Source Intelligence platform on a bi-weekly basis up to 3 contacts.

●	One or more smelter or refiners (SORs) were listed for an unused metal;
●	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;
●	Supplier answered yes to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed are known to source from the region;
●	Supplier indicated that it has not received conflict minerals data for each metal from all relevant suppliers;
●	Supplier indicated it has not identified all of the SORs used for the products included in the declaration scope;
●	Supplier indicated it has not provided all applicable SOR information received; and
●	Supplier indicated 100% of the 3TG for products covered by the declaration originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

1 Source Intelligence maintains a smelter/refiner database to document which companies are known metal processors (i.e., verified), which companies are exclusive recyclers, mine country of origin information, and DRC conflict-free certification status. Source Intelligence collects SOR data submitted by suppliers via CMRTs and compares it against its existing database. Supplier responses listing entities that are not verified smelters/refiners are flagged and suppliers are asked for further clarification.

RCOI Results and Determinations

A total of 767 Tier 1 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process conducted by Source Intelligence. The response rate among these suppliers was 66%. Of these responding suppliers, 47% indicated one or more of the regulated metals (3TG) as necessary to the functionality or production of the products they supply to Standex. Based on Source Intelligence’s smelter/refiner database, there was an indication of DRC sourcing for 51 out of 340 verified smelters/refiners.

Source Intelligence Review of DRC Sourcing Indications

For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation is needed to determine the source and chain-of-custody of the regulated metals. Source Intelligence relies on the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the Responsible Minerals Assurance Process (RMAP), the London Bullion Market Association Good Delivery Program and the Responsible Jewelry Council Chain-of-Custody Certification. Source Intelligence has become an official vendor member of the Responsible Minerals Initiative (RMI) to further facilitate the exchange of supply chain data and technical information in the quest for global ethical sourcing of materials. This membership provides Source Intelligence access to the following working groups: Engage with the CMRT Development Team, Smelter Engagement Team, Smelter Data Management Team, RMI Stakeholders Call, and RMI Plenary.

If the SOR is not certified by these internationally recognized schemes, Source Intelligence attempts to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs takes to track the chain-of-custody on the source of its mineral ores. Relevant information to review includes the following: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts are made by Source Intelligence to SORs to gather information on mine country of origin and sourcing practices.

2 The information in the smelter/refiner database begins with supplier-provided information (CMRT data); Source Intelligence then performs additional research (internet, industry and government associations) and outreach (email and telephone) directly with these companies to confirm the data provided via CMRTs. The Source Intelligence Smelter Verification and Outreach Process includes research in an attempt to verify types of metal processing performed (including exclusive recycling), mine countries of origin, conflict-free certification status, and due diligence measures being conducted for those entities who are not conflict-free certified.

Due Diligence Results

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Based on the information obtained pursuant to the due diligence process described above, the Company does not have sufficient information to reach a conclusion as to all sources of the Conflict Minerals necessary to the functionality of its Products. We are unable to connect specific smelters of each of our Products and are therefore unable to identify and disclose the facilities that processed the necessary Conflict Minerals or determine the country of origin of the necessary Conflict Minerals contained in all our Products. We are also unable to determine whether the necessary Conflict Minerals financed or benefited armed groups in the Covered Countries.

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Additionally, many of the responses we received provided information on a company level and did not specify the smelters or refiners used for products or materials supplied to our Company. We plan to continue working directly and through Source Intelligence with suppliers who provided incomplete or insufficient responses to obtain additional information.

●	Because we are several levels removed from the smelters and refiners, our Company must rely on our supply chain to complete their due diligence on countries of origin.

Steps to be Taken to Mitigate Risk

The Company intends to undertake the following steps to mitigate the risk that the Conflict Minerals necessary to the functionality of its Products benefit armed groups in the Covered Countries, including taking the additional due diligence steps noted below:

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continue to improve our processes in order to obtain additional information on a Product level from our suppliers to confirm from such suppliers that the necessary Conflict Minerals contained in the products or materials they supply to us either do not benefit armed groups in the Covered Countries or obtain a conflict free source for such Conflict Minerals with the goal of ultimately using only conflict free smelters within a time frame that is dependent on our ability to obtain alternate suppliers for parts and components that are material to our products;

●	re-certify our existing suppliers and certify new suppliers annually using the Source Intelligence process;

●	work with Source Intelligence to improve due diligence data accuracy and completion and develop transparency of the upstream chain of custody of necessary Conflict Minerals in our supply chain; and

●	maintain documents and records electronically, in accordance with our records retention policy, regarding the source of necessary Conflict Minerals used by our suppliers.

FORWORD-LOOKING STATEMENTS

This Conflict Minerals Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”) that are intended to come within the safe harbor protection provided by the Act. Forward-looking statements in this Conflict Minerals Report include statements regarding future due diligence steps the Company intends to take relating to Conflict Minerals. By their nature, all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those contemplated by the forward-looking statements. Factors that could materially affect the Company’s ability to complete intended due diligence steps include an inability to complete sourcing of necessary raw materials and components, procurement savings and productivity changes, diversification efforts in emerging markets, cooperation by suppliers in our due diligence efforts, future legal and regulatory developments relating to Conflict Minerals and other factors which are identified in the Company’s press releases, shareholder communications and SEC filings, including the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2020.